Michael S. Geltzeiler Group Executive Vice President & CFO

August 20, 2012

VIA EDGAR AND HAND DELIVERY

Jennifer Gowetski
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:	NYSE Euronext
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012 -- File Number 001-33392

Dear Ms. Gowetski:

On behalf of NYSE Euronext, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated August 7, 2012, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Division of Corporation Finance

General

1.
We note your disclosure that your networks and those of your third-party service providers may be vulnerable to unauthorized access, computer viruses or other security problems. We also note that in the risk factor immediately preceding this that you disclose that you have experienced system failures in the past. It is not clear if you have experienced any incidents of unauthorized access, computer viruses or other cyber security problems. Accordingly, if you have experienced any of these or other cyber incidents in the past, beginning with your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

NYSE Euronext acknowledges the Staff’s comment. In NYSE Euronext's Form 10-Q for the third quarter of 2012, we will include the following disclosure under Item 1A, Risk Factors (subject to the continuing accuracy thereof):  “Our systems have experienced attempts at unauthorized access in the past, and our public websites have in the past been subject to attempted “denial of service” attacks.  While none of these attempts has materially adversely affected our systems or compromised confidential data, and while our systems have not in the past been materially adversely affected by computer viruses or other security incidents, it is possible that our systems may experience security problems in the future that we cannot mitigate and that may materially affect our business.”

39, rue Cambon, 75039 Paris Cedex 01, France NYSE Euronext, 11 Wall Street, New York, NY 10005, United States	T +1 (123) 456 7890 F +1 (123) 456 7891	www.nyx.com

We acknowledge that NYSE Euronext is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and NYSE Euronext may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 656-5588.

Very truly yours,

/s/ Michael S. Geltzeiler

Michael S. Geltzeiler

Enclosures

cc:	Folake Ayoola, Securities and Exchange Commission
Robert Cook, Director of Trading & Markets
John K. Halvey, General Counsel – NYSE Euronext